 SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 October 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX
99.1	Holding(s) in Company dated 16 October 2026

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Royal Bank of Canada PH

City of registered office (if applicable)

Country of registered office (if applicable)
CA

Name	City of registered office	Country of registered office
Royal Trust Corporation of Canada	Toronto	Canada
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Global Asset Management Inc.	Toronto	Canada

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

09-Oct-2026

6. Date on which Issuer notified

15-Oct-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.9900895	0.000000	2.9900895	4400255
Position of previous notification (if applicable)	3.880230	0.000000	3.880230

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	4313247	0	2.9309653	0.000000
US45857P8068	87008	0	0.0591242	0.000000
Sub Total 8.A	4400255		2.9900895%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada
Royal Bank of Canada	Royal Bank Holding Inc.
Royal Bank of Canada	Capital Funding Alberta Limited
Royal Bank of Canada	RBC Global Asset Management Inc.
Royal Bank of Canada
Royal Bank of Canada	Royal Bank Holding Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada
Royal Bank of Canada	Royal Bank Holding Inc.
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada
Royal Bank of Canada	Royal Trust Corporation of Canada

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

15-Oct-2026

13. Place Of Completion

Toronto, Ontario, Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	16 October 2026